SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 15, 2010

On December 15, 2010, at 08:30 a.m., at the Company’s headquarters located at Rua Eteno, n° 1.561, Pólo Petroquímico de Camaçari, Camaçari, State of Bahia, CEP: 42810-000, a meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Member José de Freitas Mascarenhas, who was replaced by his respective alternate José Carlos Grubisich Filho, was not present at the meeting and justified his absence. The Company’s Chief Executive Officer, Carlos José Fadigas de Souza Filho, and the Officers Décio Fabrício Oddone da Costa, Edmundo José Correia Aires, Manoel Carnaúba Cortez, Marcela Aparecida Drehmer Andrade, Mauricio Roberto de Carvalho Ferro and Patrick Horbach Fairon were present at the meeting. Messrs. Alan Hiltner, Luiz de Mendonça, Marcelo Arantes, Marcelo Lyra, Marcos Antonio Villas Boas, Roberto Ramos, Rui Chammas and Mrs. Lilian Porto Bruno were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Lilian Porto Bruno acted as secretary. AGENDA: I) Subjects for deliberation: 1) Business Leader Action Program (“PA”) 2011-2015 – after presentations carried out by the Chief Executive Officer and other Officers present at the meeting and deliberations taken by the Board Members, the Business Leader PA (Company’s Business Plan) was unanimously approved for the period of 2011-2015; after due analysis of the Proposals for Deliberation (“PD”), copies of which and related documentation were previously submitted to the knowledge of the Board Members, as provided for in its Internal Regulations and will remain duly filed at the Company’s headquarters, the following deliberations were also unanimously taken: 2) PD.CA/BAK – 41/2010 – Contracting of Loans or Credit Facilities by the Executive Office of Braskem S/A – (a) to set, for 2011 or until the Board of Director’s Meeting which resolves on the new limits for 2012, the limit per transaction for the Executive Office to contract loans or credit facilities, in Brazil or abroad, without prior authorization from the Board of Directors, in the amount of (i) up to US$ 250,000,000.00 for transactions denominated in foreign currency; and (ii) up to R$ 450,000,000.00 for transactions denominated in Reais; and (b) to establish that the loans or credit facilities contracted in such period with an amount in excess of (i) US$ 40,000,000.00 per transaction denominated in foreign currency; and (i) R$ 70,000,000.00 per transaction denominated in Reais, be informed to the Board of Directors by means of the Finance and Investments Committee at the meetings subsequent to the date of the respective transactions; 3) PD.CA/BAK – 42/2010 – Mortgage collateral guarantee for the loan intended to fund

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 15, 2010

the construction of the new plant of MVC and PVC Alagoas (“PVC Alagoas Project”) – to approve the creation of a first perfected mortgage guarantee, in favor of Banco do Nordeste do Brasil S/A, on the industrial unit of PVC Alagoas owned by the Company, located in the municipality of Marechal Deodoro in Alagoas, which is described in record No. 1.111, in Book 2-E of the Real Estate Registry Office of Marechal Deodoro, comprising all accessions thereof, including the industrial park (equipment, machines and other assets required for the plant’s good operation and work), pursuant to the terms and conditions set forth in Exhibit I of the respective PD, and the Executive Office shall henceforth be authorized to perform all acts necessary to the full implementation of this deliberation. II) Subjects for Acknowledgement: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. Camaçari, December 15, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Lilian Porto Bruno – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Eduardo Rath Fingerl; Francisco Pais; José Carlos Grubisich Filho; Maria das Graças Silva Foster; Newton Sergio de Souza; Paulo Henyan Yue Cesena]

This is a true copy of the original minutes drawn up in the proper book.

Lílian Porto Bruno

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.